Board of Management

Vedior
where people matter

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07025398

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
ABN AMRO 49.72.33.517
Trade Reg. Amsterdam 33292225
VAT number: 0064.70.130.B37
IBAN number: NL11ABNA0497233517
BIC code: ABNANL2A

PROCESSED
JUL 23 2007
THOMSON FINANCIAL

Amsterdam, 12 July 2007
Re: Tex Gunning new CEO at Vedior

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

SUPPL

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

enclosure

Office:
Jachthavenweg 109-H
1081 KM Amsterdam
The Netherlands

Amsterdam, The Netherlands

Tex Gunning new CEO at Vedior

For release at 8.00am on 12 July 2007

Vedior announces the proposal to appoint Tex Gunning as a member of the Board of Management and CEO at a General Meeting of Shareholders to be convened in September 2007.

Tex Gunning is currently employed by Unilever as Group Vice President South East Asia and Australasia. In his current position, Mr Gunning is responsible for a fast growing portfolio of businesses with a total turnover of US$ 4 billion. He has held various positions at Unilever since 1983. His extensive knowledge and international experience in a business-to-business environment combined with a passion for trends in retail markets, fit in perfectly with the business operations of Vedior. Above all, Mr Gunning is a people manager, who sees it as his primary role to develop leaders at all levels of the organization. Louis Willem (Tex) Gunning, born in 1950, has Dutch nationality. He studied economics in Rotterdam.

Willy Angenent, Chairman of the Supervisory Board said, "*We are delighted to propose Tex Gunning as the new CEO of Vedior, because of his proven leadership in an international environment and his understanding of cultural differences. His first priority will be the fourth quarter 2007 and 2008 performance. We furthermore expect Tex Gunning to lead Vedior successfully into the next phase of development. Together with a strong management team the new CEO will develop an ambitious plan for Vedior to further strengthen its position in the fast growing recruitment industry. Profitable growth is the keyword for Vedior, being one of the leading international providers of full-service recruitment.*"

As already published on 27 April 2007, Vedior decided, after careful consideration, to look for an external candidate to succeed Mr Miles. It will be proposed to appoint Tex Gunning for a four year term. His remuneration will be in line with the Company's remuneration policy. His annual base salary will amount to EUR 750,000 gross. An exceptional one-off amount of EUR 400,000 gross will be paid to him for the loss of existing long term incentive rights and an amount of EUR 100,000 gross will be paid to him as compensation for the costs of relocation to the Netherlands. Mr Gunning's annual bonus and long term incentive arrangements will be in conformity with the current policy for members of the Board of Management.

The resignation of Zach Miles as Chairman of the Board of Management was also announced in April 2007. Mr Miles has been a member of the Board of Management of Vedior since 1999, and Chairman since February 2004. Given the strong improvement in the Group's operating performance, Mr Miles and the Supervisory Board consider this an ideal moment to hand over to his successor. Zach Miles has been the driving force behind the streamlining of the Vedior operations, consolidating the Company's finances and improving profitability. Before joining Vedior, Mr Miles was CFO and a member of the Board of Directors of Select. His career in the recruitment industry began in 1988. Mr Miles will continue in an advisory role.

Vedior
where people matter

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. We also have a significant global network providing administrative/secretarial and light industrial recruitment.

For further information, please contact:

Jelle Miedema +31 (0)20 573 5609

END